SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. )*



                     Allied Irish Banks, public limited company

                                  (Name of Issuer)

             Ordinary Shares, represented by American Depositary Shares

                           (Title of Class of Securities)

                                     019228923

                                   (CUSIP Number)

                                 December 29, 2000

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Group International, Inc.
          95-4154357

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       61,140,610


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       66,601,530
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          66,601,530   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.6%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

     Amendment No.

     Item 1(a)   Name of issuer:
            Allied Irish Banks, public limited company

     Item 1(b)   Address of issuer's principal executive offices:
            AIB Group
            Bankcentre, Ballsbridge
            Dublin 4, Ireland
            Attn: Mr. W. M. Kinsella, Secretary

     Item 2(a)   Name of person(s) filing:
            Capital Group International, Inc.

     Item 2(b)   Address or principal business office or, if none, residence:
            11100 Santa Monica Blvd.
            Los Angeles, CA  90025

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            Ordinary Shares, represented by American Depositary Shares

     Item 2(e)   CUSIP No.:
            019228923

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (g)   [X]   A parent holding company or control person in
                 accordance with section 240.13d-1(b)(1)(ii)(G).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See page 2

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:










     CUSIP: 019228923                                                Page 3 of 5






            Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            1.
               Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.

            2.
               Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

            3.
               Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

            4.
               Capital International Research and Management, Inc. dba Capital International, Inc. is an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A



     CUSIP: 019228923                                                Page 4 of 5







     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 9, 2001


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Group International, Inc.




             *By

                    Kristine M. Nishiyama
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc